Board of Management

vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

06019567

Amsterdam, 25 October 2006
Re: Acquisition of Armadillo

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Acquisition of interim management specialist provides Vedior with leading market position in UK

For release at 8.00am on 25 October 2006

Vedior is pleased to announce that Albemarle Interim Management ("Albemarle"), its specialist interim management subsidiary, has acquired a 70% interest in Armadillo UK Limited ("Armadillo" or "the Company"), a leading UK interim management company.

Founded in 1995, Armadillo provides high-calibre managers, qualified professionals, management consultants and subject-matter experts on an interim management basis. The Company has an enviable portfolio of blue-chip clients including top financial services companies, in particular retail and investment banks, a mix of leading consumer and manufacturing companies, public sector organisations and many well known technology companies. These services and sectors are complementary to the business of Albemarle.

In May 2006, Albemarle also acquired Walker-Cox, another UK-based interim management specialist. Alan Horn, the CEO of Albemarle comments, *"Our strong organic growth in 2006 and the addition of both Walker-Cox and Armadillo to our portfolio of interim management brands, means that Albemarle is now the largest provider of interim management services in the UK."* Vedior also provides interim management services throughout Europe as well as a number of other international markets.

Zach Miles, Vedior's Chief Executive said, "*The acquisition of Armadillo further extends and broadens our strength in the interim management sector. Vedior is in an excellent position to capitalise on market opportunities in this high-margin business.*"

Based in Bath, Armadillo achieved (audited) annual sales of £7.5 million (€10.9 million) up to 31 December 2005.

Armadillo's existing management team will continue to develop the Company and the outstanding 30% interest will remain with management.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

where people matter

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary